Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     CORUS ENTERTAINMENT PROVIDES FISCAL 2011 GUIDANCE

     TORONTO, Sept. 29 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) updates investors today on the Company's fiscal 2011 strategic priorities and provides near-term financial guidance for the 2011 fiscal year.
     "Our investment in technology and infrastructure provides us with a robust platform for future growth and margin expansion across our business,"
said John Cassaday, President and Chief Executive Officer, Corus
Entertainment.
     "For fiscal year 2011, we are targeting consolidated segment profit of
$285 to $295 million and free cash flow in excess of $100 million as we execute on the exciting plans we have in place to grow Corus," added Cassaday.
     A meeting with analysts and investors will take place at 9 a.m. ET today to review 2011 strategic priorities. A live audiocast of the presentation along with the accompanying PowerPoint slides can be accessed through the
Company's website www.corusent.com in the Investor Relations section. The full audio presentation and PowerPoint slides will also be archived on the
Company's website under "Investor Relations".
     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA,
Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press
and radio stations including CKNW, CFOX, CKOI, 98,5 FM, Q107 and 102.1 the
Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) exchange. Experience Corus on the web at
www.corusent.com.

     This press release contains forward-looking information and should be read subject to the following cautionary language:
     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     %SEDAR: 00013131E %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., 416.479.6018; Tom Peddie, Executive Vice
President and Chief Financial Officer, Corus Entertainment Inc., 416.479.6080;
Sally Tindal, Director, Communications, Corus Entertainment Inc.,
416.479.6107/
     (CJREF CJR.B.)

CO:  Corus Entertainment Inc.; News - Media

CNW 08:50e 29-SEP-10